UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Optio Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68389J106
(CUSIP Number)

Mr. Bruce Galloway
c/o Galloway Capital Management, LLC
1325 Avenue of the Americas
New York, N.Y. 10019
(212) 603-7590

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 1, 2004
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 68389J106

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bruce Galloway

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]

		(b)	[_]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7)	SOLE VOTING POWER
NUMBER		983,200(1)(2)
OF
SHARES	8)	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		983,200(1)(2)
PERSON
WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
983,200(1)(2)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14)	TYPE OF REPORTING PERSON
IN

(1) Includes 346,900 shares of Common Stock held by International Microcomputer Software, Inc. See item 6. Mr. Galloway disclaims any beneficial ownership of such shares except to the extent of his indirect beneficial ownership as a holder of voting power and his ability to cause International Microcomputer Software, Inc. to dispose such shares of Common Stock.

(2) Includes 473,000 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA and 139,800 held by members of Mr. Galloway’s immediate family in accounts over which Mr. Galloway has full investment discretion.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of Optio Software, Inc., a Georgia corporation, (the “Company”). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005.

Item 2. Identity and Background.

(a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor, (collectively, the “Reporting Person”). The principal place of business of each of Mr. Galloway is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

(d) - (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Galloway is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock reported above through open market transactions. Mr. Galloway used personal funds in the amount of approximately $540,000 to purchase his shares of Common Stock and International Microcomputer Software, Inc. (“International”) used corporate funds in the amount of approximately $360,000 to purchase 346,900 shares of Common Stock beneficially owned by Mr. Galloway, pursuant to Mr. Galloway’s right to manage International’s investment portfolio. See Item 6.

Item 4. Purpose of Transaction.

The Reporting Person is examining all of his options with respect to the possibility of taking actions, which they believe may enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock beneficially owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a) As of October 1, 2004, the Reporting Person beneficially owned an aggregate of 983,200 shares of Common Stock which includes 23,000 shares of Common Stock owned by Mr. Galloway, 473,500 shares of Common Stock owned by Bruce Galloway, IRA, 139,800 shares of Common Stock owned by members of Mr. Galloway’s immediate family in investment accounts over which Mr. Galloway has full investment discretion and 346,900 shares of Common Stock held by International and beneficially owned by Mr. Galloway. See Item 6. On the basis of 19,562,228 shares of Common Stock reported by the Company to be issued and outstanding as of September 10, 2004 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 14, 2004, the Reporting Persons beneficially owned 5.03% of the outstanding Common Stock.

(b) The Reporting Person has sole voting power and sole dispositive power over 983,200 shares of Common Stock.

(c) Purchases within the last sixty days:

On August 30, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 5,000 shares of Common Stock through an open market purchase at a per share price of $1.105.

On September 1, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 6,000 shares of Common Stock through an open market purchase at a per share price of $1.10.

On September 7, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 7,000 shares of Common Stock through an open market purchase at a per share price of $1.128.

On September 9, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 2,500 shares of Common Stock through an open market purchase at a per share price of $1.15.

On September 13, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 4,000 shares of Common Stock through an open market purchase at a per share price of $1.18.

On September 28, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 4,000 shares of Common Stock through an open market purchase at a per share price of $1.21.

On September 30, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 4,000 shares of Common Stock through an open market purchase at a per share price of $1.22.

On September 30, 2004, Mr. Galloway acquired beneficial ownership over 7,500 shares of Common Stock through International’s open market purchase of 7,500 shares of Common Stock at a per share price of $1.21.

On October 1, 2004, Mr. Galloway, through Bruce Galloway, IRA, purchased 7,700 shares of Common Stock through an open market purchase at a per share price of $1.15.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Mr. Galloway is the Chairman of the board of directors of International and has been authorized by the executive committee of such board of directors to control and oversee International’s investment portfolio including the shares of Common Stock held by International Microcomputer. Under such authorization, Mr. Galloway has the authority to dispose of and vote the shares of Common Stock held by International.

Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2004	By:	/s/ Bruce Galloway

Bruce Galloway